AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

18 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

07020801

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 January 2007, Re: Appeal on the Company's application for extension of time to comply with Paragraph 8.14C(2) and Practice Note No. 17/2005 of Bursa Malaysia Securities Berhad's Listing Requirements for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
FEB 09 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement

Reference No AA-070117-67906

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

APPEAL ON THE COMPANY'S APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C(2) AND PRACTICE NOTE NO. 17/2005 OF BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS ("LISTING REQUIREMENTS") ("PN 17")

* **Contents :-**

We refer to the announcements dated 29 December 2006 and 5 January 2007 by Amsteel Corporation Berhad ("Company") in relation to Bursa Malaysia Securities Berhad's ("Bursa Securities") rejection of the Company's application for an extension of time to submit a regularisation plan to the relevant authorities for approval ("Rejection") and the submission of an appeal to Bursa Securities in respect of the Rejection ("Appeal").

The Board of Directors of the Company hereby announces that Bursa Securities had vide its letter dated 17 January 2007 ("Bursa's Letter"):

i) granted the Company an extension of time until:

   (a) 7 February 2007 to make the requisite announcement ("RA") of the Company's regularisation plans in accordance with paragraph 8.14C of the Listing Requirements and PN17; and

   (b) one month from the date of the RA to submit its regularisation plans to the Securities Commission and other relevant authorities ("Approving Authorities") for approval ("Extended Time Frame for Submission"); and

ii) further decided that:

   (a) in the event the Company submits its regularisation plans to the Approving Authorities for approval within the Extended Time Frame for Submission, Bursa Securities will await the outcome of the Company's submission; and

   (b) the Company must proceed to implement its regularisation plans expeditiously within the

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

17 JAN 2007

timeframes or extended timeframes stipulated by the Approving Authorities in the event it obtain all Approving Authorities' approval necessary for the implementation of its regularisation plans.

It was also stated in Bursa's Letter that:

a) Bursa Securities' decision is without prejudice to Bursa Securities' right to proceed to suspend the trading of the securities of the Company and to commence de-listing procedures against the Company in the event:

   (i) the Company fails to make the RA on or before 7 February 2007;

   (ii) the Company fails to submit the regularisation plans to the Approving Authorities for approval on or before the expiry of the Extended Timeframe for Submission;

   (iii) the Company fails to obtain the approval from any of the Approving Authorities necessary for the implementation of its regularisation plans and does not appeal to the Approving Authorities within the timeframe (or extended timeframe, as the case may be) prescribed to lodge an appeal;

   (iv) the Company does not succeed in its appeal against the decision of the Approving Authorities; or

   (v) the Company fails to implement its regularisation plans within the timeframe or extended time frames stipulated by the Approving Authorities; and

b) Upon occurrence of any of the events set out in (i) to (v) above, a suspension shall be imposed on the trading of the listed securities of the Company upon the expiry of 5 market days from the date the Company is notified by Bursa Securities or such other date as may be specified by Bursa Securities and de-listing procedures shall be commenced against the Company.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary

17 JAN 2007

END